Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 25, 2005	Year ended December 31, 2006	Year ended December 30, 2007	Year ended December 31, 2008	Year ended December 31, 2009
	$	$	$	$	$
Available earnings:
Earnings (loss) before income taxes	(578)	(556)	99	(570)	490
Add fixed charges:
Interest expense (excluding capitalized)	—	—	166	128	115
Amortization of loan costs	—	—	5	5	10
Interest factor in rents	7	5	10	13	12

Total earnings (loss) as defined	(571)	(551)	280	(424)	627

Fixed charges:
Interest expense incurred	—	—	166	128	115
Amortization of debt expense	—	—	5	5	10
Interest portion of rental expense	7	5	10	13	12

Total fixed charges	7	5	181	146	137
Ratio of earnings to fixed charges			1.5		4.6
Deficiency in the coverage of earnings to fixed charges	578	556		570